

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

David Duckworth
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, TN 37067

> **Re: Acadia Healthcare Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-35331**

Dear Mr. Duckworth:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Life Sciences